Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on this form S-8 pertaining to the Deferred Compensation Plan of The Corporate Executive Board Company of our reports dated February 27, 2006, with respect to the consolidated financial statements and schedule of The Corporate Executive Board Company included in its Annual Report (Form 10-K) for the year ended December 31, 2005, The Corporate Executive Board Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Corporate Executive Board Company filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Baltimore, Maryland
November 8, 2006